Exhibit 99.1

October 1, 2020
TO THE SHAREHOLDERS OF PERFORMANCE SHIPPING INC.
Enclosed is a Notice of the Special Meeting of Shareholders (the “Special Meeting”) of Performance Shipping Inc. (the “Company”) which will be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece on October 29, 2020 at 12:00 p.m. local time in Athens.

At the Special Meeting, holders of shares of the Company’s common stock (the “Common Shares”) will consider and vote upon the following proposal:
To approve an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing an amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (the “Proposal”).
Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of the holders of a majority of all outstanding Common Shares entitled to attend and vote at the Special Meeting. To constitute a quorum, there must be present, either in person or by proxy, shareholders of record holding at least one-third of the Common Shares issued and outstanding and entitled to vote at the Special Meeting. If less than a quorum is present, a majority of those Common Shares present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.
You are cordially invited to attend the Special Meeting in person. If you attend the Special Meeting, you may revoke your proxy and vote your Common Shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR COMMON SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT OCTOBER 1, 2020, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours,

Symeon P. Palios
Chief Executive Officer

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599
e-mail: info@pshipping.com – www.pshipping.com

PERFORMANCE SHIPPING INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
October 1, 2020
NOTICE IS HEREBY given that a special meeting (the “Special Meeting”) of the holders (the “Shareholders”) of shares of the Company’s common stock (the “Common Shares”) of Performance Shipping Inc. (the “Company”) will be held on October 29, 2020 at 12:00 p.m. local time at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece for the following purpose, which is more completely set forth in the accompanying Proxy Statement:
To consider and vote upon a proposal to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing an amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.
The board of directors has fixed the close of business on September 29, 2020 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.
All Shareholders must present a form of personal photo identification in order to be admitted to the Special Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Special Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares on September 29, 2020.
If you attend the Special Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Andreas Michalopoulos Secretary

October 1, 2020
Athens, Greece

PERFORMANCE SHIPPING INC.
373 SYNGROU AVENUE
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2020
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Performance Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Special Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece on October 29, 2020 at 12:00 p.m. local time in Athens, or at any adjournment or postponement thereof (the “Special Meeting”), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Special Meeting on or about October 1, 2020.
VOTING RIGHTS AND OUTSTANDING SHARES
On September 29, 2020 (the “Record Date”), the Company had outstanding 50,155,299 shares of common stock, par value $0.01 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Common Share then held. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Special Meeting shall constitute a quorum for the purposes of the Special Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Special Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.
The Common Shares are listed on the NASDAQ Capital Market under the symbol “PSHG.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person.

PROPOSAL

APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT
General
The Board has approved, and is hereby soliciting shareholder approval of, an amendment to the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I, to effect a reverse stock split of the Company’s issued Common Shares at a ratio of not less than one-for-two and not more than one-for-twenty (the “Amendment”). A vote FOR the Proposal will constitute approval of the Amendment, providing for the combination, except as explained below with respect to fractional shares, of any number of the Company’s issued Common Shares between and including two and twenty into one common share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the shareholders approve this Proposal, the Board or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select a reverse stock split ratio within the approved range and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of this Proposal.  If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. An Amendment will not change the number of authorized shares or par value of the Company’s Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 500,000,000 Common Shares and the par value will remain at one United States cent ($0.01) per Common Share.
The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve this Proposal, the reverse stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect the reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the shareholders. The determination will be made by the Board with the intention to create the greatest marketability of the Company’s Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, the reverse stock split contemplated in this Proposal if it determines, in its sole discretion, that implementing the reverse stock split is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to effect the reverse stock split is to increase the per share trading value of the Company’s Common Shares. The Board may effect the reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of the reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.
The NASDAQ Capital Market has several listing criteria that companies must satisfy in order to maintain their listing, including that the Company’s Common Shares maintain a minimum bid price that is greater than or equal to $1.00 per share (the “Minimum Bid Price Requirement”). The Company believes that effecting the reverse stock split will help it regain or maintain compliance with the minimum bid price per share listing requirement for listing its Common Shares on the NASDAQ Capital Market.
The Company received a written notification from The Nasdaq Stock Market (“Nasdaq”) dated September 6, 2019, indicating that the Company was not in compliance with the Minimum Bid Price Requirement for continued listing on the NASDAQ Capital Market. Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until March 4, 2020. On March 5, 2020, Nasdaq granted the Company an additional 180 calendar days, until August 31, 2020, in order to regain compliance with the Minimum Bid Price Requirement. On April 20, 2020, the Company was informed by Nasdaq that due to the COVID-19 pandemic, temporary relief has been granted related to the Minimum Bid Price Requirement, and as a result, the Company’s compliance period was, at that time, suspended until June 30, 2020. The Company’s applicable grace period to regain compliance is now November 16, 2020, which includes the temporary COVID-19 relief period. The Company has not yet regained compliance with this requirement.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Company’s Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates
As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.
Upon the reverse stock split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.
Fractional Shares
No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Required Vote. Adoption of the Proposal requires the affirmative vote of the holders of a majority of all outstanding Common Shares entitled to attend and vote at the Special Meeting.
Effect of abstentions. Abstentions will have the effect of voting AGAINST the Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Special Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners LLC at the toll-free number or email address listed below.
Okapi Partners LLC
1212 Avenue of the Americas, Floor 24
New York, New York 10036
+1 (212) 297-0720
Toll-free +1 (877) 796-5274
info@okapipartners.com

OTHER MATTERS
No other matters are expected to be presented for action at the Special Meeting. Should any additional matter come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Andreas Michalopoulos
Secretary

October 1, 2020
Athens, Greece

Exhibit I

If the Proposal is adopted by the affirmative vote of a majority of all outstanding shares entitled to vote at the Special Meeting, the Company’s Amended and Restated Articles of Incorporation may be amended to include the following language in order to give effect to the reverse split of the Company’s Common Shares.

“Effective with the commencement of business on [___________], 2020 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between two and twenty to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of $[___________] as adjusted for the cancellation of fractional shares, and which may be further adjusted for the cancellation of fractional shares, is allocated to surplus.”